Prospectus Supplement No. 2 to
Prospectus Dated December 19, 2007

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 55,589,705 SHARES OF COMMON STOCK

This Prospectus Supplement No. 2 amends and supplements our prospectus dated December 19, 2007 relating to the resale of up to 55,589,705 shares of our common stock by the selling stockholders named in the prospectus under the heading "Selling Stockholders". These shares include the following shares:

  up to 30,666,700 shares of common stock issuable to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

  up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants, which in turn are issuable upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

  up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

  up to 4,053,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

  up to 3,696,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is quoted on the Pink Sheets LLC under the symbol "NRDS". On February 1, 2008, the high and low bid prices for one share of our common stock were $1.05 and $0.95, respectively; the closing bid price for one share of our common stock on that date was $0.95. We do not have any securities that are currently traded on any other exchange or quotation system. There is no market through which the warrants may be sold and purchasers may not be able to resell their warrants.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated December 19, 2007 as amended and supplemented at prevailing market prices of our common stock on the Pink Sheets LLC until our common stock is quoted on the OTC Bulletin Board or another quotation medium or stock market, and, thereafter, at prevailing market prices on such quotation medium or stock market. Any selling stockholder may, in such selling stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated December 19, 2007 as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 19, 2007. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is February 5, 2008.

DESCRIPTION AND DEVELOPMENT OF BUSINESS

Overview of Our Business

We entered into a long term cathode sales agreement effective February 1, 2008, with Red Kite Master Fund Limited ("Red Kite") for 100% of the copper cathode production from the Johnson Camp Mine. The agreement runs through December 31, 2012 with renewable extensions by mutual agreement of both parties. Pursuant to the agreement, Red Kite will accept delivery of the cathodes at the Johnson Camp Mine, and pricing will be based on the COMEX price for high-grade copper. Red Kite is a large metals hedge fund and physical trader.

The first copper cathodes have been harvested at the Johnson Camp Mine. The commencement of copper cathode production from residual leaching operations represents a major milestone towards the restart of full production at the Johnson Camp Mine.

The market for sulfuric acid has experienced significant shortages and price increases during the past several months. Sulfuric acid is required for the leaching, solvent extraction-electrowinning process that is used at the Johnson Camp Mine to produce copper cathodes. A contributing factor to this shortage is the on-going labor strike at a regional producer of sulfuric acid.

We have secured sulfuric acid supply through the end of 2009 and, therefore, do not anticipate any sulfuric acid supply interruptions. However, we remain subject to market fluctuations in the price of sulfuric acid. According to published industry information the price of sulfuric acid, US Gulf ex-terminal, increased from $100 per ton to $200 per ton between December 2007 and January 2008. At the planned full production rate of cathode, each $50 per ton increase in sulfuric acid prices is anticipated to result in an increase in the projected cost of cathode at Johnson Camp of approximately $0.07 per pound over the production cost estimates used to prepare the feasibility study forming part of Bikerman Engineering & Technology Associates, Inc.'s technical report on the Johnson Camp Mine dated September 2007.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock commenced trading on the Toronto Stock Exchange (TSX), in United States Dollars, under the symbol "NRD.U" on January 18, 2008. On January 21, 2008, our stock symbol was changed to "NRD" to reflect the fact that our common stock is now traded on the TSX in Canadian Dollars. Our common stock is also traded on the Pink Sheets LLC under the symbol "NRDS.PK" On February 4, 2008, the last reported price of our common stock on the TSX was CDN$1.00 per share (or $0.99 based on the noon buying rate in New York on February 4, 2008, as certified by the New York Federal Reserve Bank for customs purposes, of 0.9927), and the last reported sale price of our common stock on the Pink Sheets was $0.95 per share.